Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of BioCryst Pharmaceuticals, Inc. for the registration of 8,140,000 shares of its common stock and to the incorporation by reference therein of our reports dated March 12, 2007 with respect to: (1) the financial statements of BioCryst Pharmaceuticals, Inc.; (2) BioCryst Pharmaceuticals, Inc. management’s assessment of the effectiveness of internal control over financial reporting; and (3) the effectiveness of internal control over financial reporting of BioCryst Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Birmingham, Alabama
August 20, 2007